Filed by TD Banknorth Inc.
(Commission File No. 000-51179)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
(Commission File No.: 001-08660)
Attached is a transcript of TD Banknorth Inc.’s conference call on October 24, 2005 for analysts and stockholders discussing TD Banknorth’s earnings results for the quarter ended September 30, 2005.
These materials contain certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth and TD Banknorth’s acquisition of Hudson United Bancorp. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth’s periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.
These materials may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United Bancorp. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.
TD Banknorth, Hudson United Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United’s directors and executive officers is available in Hudson United’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Event Name: Q3 2005 TD Banknorth Inc. Earnings Conference Call

Event Date: 2005-10-24T14:30:00 UTC
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Notes:
Converted From Text Transcript
994240
C: Jeff Nathanson;TD Banknorth Inc.;SVP, IR
C: William Ryan;TD Banknorth Inc.;Pres., CEO
C: John Fridlington;TD Banknorth Inc.;EVP, Chief Lending Officer
C: Peter Verrill;TD Banknorth Inc.;SVP, COO
P: Adam Barkstrom;Legg Mason;Analyst
P: Ryan Kelley;FBR;Analyst
C: Steve Boyle;TD Banknorth Inc.;EVP, CFO
P: Jared Shaw;KBW;Analyst
P: Mark Fitzgibbon;Sandler O’Neill;Analyst
P: Heather Wolf;Merrill Lynch;Analyst
P: Chris Chouinard;Morgan Stanley;Analyst
P: Tony Davis;Ryan Beck;Analyst
P: John Fox;Fenimore Asset Management;Analyst
P: Lee Calfo;Cohen Brothers;Analyst
P: Susan Cohen;Dundee Securities;Analyst
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Presentation
Operator: Good day ladies and gentlemen. Thank you for standing by and welcome to the TD Banknorth Inc. third-quarter 2005 earnings conference call. My name is Carlo and I will be your coordinator for today’s presentation. At this time, all of our participants are in a listen-only mode. They will be facilitating a question and answer session towards the end of today’s prepared remarks. (Operator Instructions). I would now like to turn the presentation over to your host for today’s conference, Jeffrey Nathanson, Director of Investor Relations. Please proceed, sir.
Jeff Nathanson: Thank you and good morning everyone. As you know, the purpose of today’s call is to discuss our results for the third quarter of 2005. Our quarterly press release is available under the investor relations section of our website, which is located at www.tdbanknorth.com, a copy of which will be filed with the SEC.
The following discussion may include forward-looking statements. Actual results could differ materially from those projected in the statements. For a detailed discussion of certain of the factors which could cause actual results to vary from these forward-looking statements, reference is made to the notes at the end of our earnings release and in our most recent annual report on Form 10-K.

With those formalities out of the way, let me turn the call over to William J. Ryan, Chairman, President and CEO of TD Banknorth. Bill?
William Ryan: Good morning and thank you for being on our quarterly call. The third quarter for us was a good quarter. We were pleased with our overall results. Our operating earnings came in at $0.63 and before intangible amortization, and that is a 7% increase over the third quarter last year. Loan growth was strong on the consumer side, a little bit weaker on the commercial side, and we are used to it, but we have seen these trends in this quarter before. We’ve had some marketing programs as we mentioned to you on the deposit side, so we are seeing improved deposit growth.
Our margin compression continues. It has affected the yields as we said it would, but it’s in-line with us and we really had a decline in our core expenses when you look at linked quarters. Our capital ratios improved a bit and asset quality was very, very strong. So let me walk you through some more of those details on the quarter. Our deposit growth is probably a very good story for us. Core deposits annualized increase now is 7% when you look at the third quarter. It’s really going very well. Demand deposits, our annualized growth rate of 18% as you look at the third quarter results. And as we told you, we thought our funding costs were as low as they could be, so we had to really get back in the marketing of our deposit customers and we did just that in the third quarter. We opened up 79,000 new core accounts during that quarter, which is about as high a number as we’ve ever opened and all of the categories really rose very nicely in the third quarter, particularly in Connecticut and in Massachusetts where the markets really were receptive to what we were doing.
On the loan side, consumer loan growth was very strong, annualized growth of 16%. I don’t think we can hold that going forth, but certainly a double-digit growth number is probably in our future for the automobile and home equity loan portfolios. Commercial loan growth slowed in the third quarter. I will ask John Fridlington in a minute to comment on that. But we saw this last year in the third quarter. Our pipeline is still strong but certainly the third quarter loan growth on the commercial side was less than we had anticipated. Line usage was also down by 1% to 42%, and so that was a category in the quarter. We’re not losing accounts, we’re keeping accounts, keeping loan officers. You just have these quarters periodically on the loan side.
Residential loans continued to decline and we were not surprised at that. In fact, we had told you that was going to continue and I will discuss that a little bit later. But let me ask John Fridlington, who heads up commercial lending, if he would take a minute and just give you more color to the commercial loan side of the Company as we look at it in the third quarter and going forward. John?
John Fridlington: Thank you, Bill. Year-to-date, our loan originations are running ahead of where they were last year, but what is impacting us particularly in the third quarter and potentially going forward a little bit in the fourth quarter, is, as you know, we are a large lender in the commercial real estate segment. We do a lot of project financing, have financed a number of condominium projects, and many of those projects have reached their maturity point where on the commercial retail development side, projects have been completed. Tenants are in place and some of those loans have paid out in some cases as originally planned as they go out into the permanent financing market. And in some cases, we have gotten some payouts a little bit ahead of when we thought would, again, because of the conduit market or in some cases with some very long-term fixed rate cheap financing from some competitors.
The residential condominium projects that we’re involved in continue to perform well. The sellout rate on those projects has in most cases exceeded expectations and therefore, the rundown in those balances has accelerated somewhat from what we originally thought.
As Bill mentioned, the pipeline continues to be very strong. We’re looking at a substantial number of deals very similar in numbers and slightly up actually from last year. But I will tell you that the market continues to be extremely competitive from both price and terms and we pick our moments. If we can do the deals at what we think are appropriate pricing and appropriate structure, we do them. In some cases, if the pricing and/or the structure gets too aggressive, we let some of those go.
So, overall very comfortable with where we are, but clearly there have been accelerated paydowns in some segments of our portfolio. Good news — part of that is the projects are performing as they are supposed to have. Bad news is, some of them are occurring a little bit earlier.
William Ryan: John, do you have any comments on the potential of next year’s loan volume, the number?
John Fridlington: Yes. I think, Bill, we’re looking at this point at somewhat about between 8.5 to 9% of net growth in the portfolio next year, which would be down slightly from our normal 10 to 12% range past couple of years.
William Ryan: Good. Thank you, John. So you can see, the trends will continue to be very strong on the loan portfolio, both in consumer and on the commercial side. Our net interest income was up 5% compared to the third quarter of last year. Our earnings assets did actually decline by $350 million during the quarter and really was non-core mortgage-backed securities and residential mortgages declining by over $640 million with the factor involved there. And we chose not to reinvest this because of the depressed rates on a long-term basis. If we had reinvested that, it would have added $2.4 million, or $0.01 per share to our earnings. But again, we don’t want to reinvest at low rates knowing we’re going to be here for the next several years.
And it’s interesting to note now that securities and residential mortgages now represent just 14% of our assets and 16% of our loans. So again, I think we’re really structured very well for the next few years as we look at the rate scenarios that everybody is projecting out.

Our margin is 41 basis points better this year than last year. I don’t know of a lot of banks that have had their margins increased year to year. We’re certainly one of them. We are down three basis points from the last quarter. We told you we were going to be at 4.08 or 4.09 for the third quarter because of the monies being spent in marketing programs on the deposit side, and that’s just what’s happening. And again, we are opening up a lot of new accounts and we’re pleased with those numbers.
Non-interest income is a very good story. It increased 15% compared to the third quarter of last year, 11% on a linked-quarter basis annualized. Deposit services income is up 25%, 27% linked-quarter. Merchant electronic banking income, 15%; loan fee income was also up 37%, down a little bit from a linked-quarter. Insurance was down a bit, other non-interest income was up $1.4 million.
Again, the non-interest income represents adding new checking and savings accounts, bringing more customers into the bank and having those customers do the normal customer activities that they do, and the continued growth of the merchant business, a business we have always liked. So we are very pleased with that activity. Obviously the activity is stronger in the Massachusetts and Connecticut areas as we continue to grow them.
Our non-interest expense, excluding merger charges and intangible amortization, was up 8% compared to the third quarter of 2004. Again, if you look at some of the numbers there, our expenses quarter-to-quarter are even better and effectively quarter-to-quarter they’re flat. So we’re controlling our expenses very tightly and we’re feeling very comfortable with the levels of expense growth.
Asset quality — our provision was the charge-off, $6.3 million. And again, asset quality continues to get better. Non-performing assets were down $7 million for the second quarter and NPAs represent 21 basis points of assets. Reserves for credit losses for total portfolio, 1.18, and the coverage ratio grew to 369%. So, again, asset quality continues to be a strong part of our company and it has been that way for several years and we don’t see that changing in the future at this point.
Capital ratios grew a little bit during the quarter. Tangible equity assets, up 2 basis points to 5.6, Tier 1 leverage to 7%. We also as you know with TD’s guarantee were able to access the Canadian capital markets and we raised $229 million of 17-year sub debt at a rate of 5.05%. By doing it with TD’s guarantee, we saved about 19 basis points, or $425,000 annually, over the life of this debt. So, again, being a part of a bigger company was very helpful to us and we take advantage of that and we are very pleased with it.
So overall, a very good quarter for us. Margin compression is still there. Obviously we’re going to have to work with it for the next year but we feel comfortable that the balance sheet is set up in a way that we’ll probably get treated better than most of our peers as we look at the rate scenarios that potentially can occur.

Loan volume continues strong, a little stronger this quarter on the consumer side than the commercial side, but overall both of those categories should continue to grow well. We’re emphasizing a little more on the deposit side so you will see deposit growth continue at the same time and expenses will be in line, asset quality very, very strong.
Let me ask Peter Verrill, our Chief Operating Officer, to add anything that may have been left out of the call before we discuss some other items with you. Peter?
Peter Verrill: Thank you, Bill. I just wanted to really highlight a couple of items that Bill talked about. I think the things that we were most pleased with during the quarter was a very strong expense containment on a linked-quarter basis when you exclude the amortization of intangible assets and the M&A cost. Expenses were actually down $3.8 million, or 2% quarter over quarter. We saw a resurgent in deposit growth because of the marketing effort that Bill talked about, which was very strong. We were able to essentially maintain our margin at 4.09%, even in light of continuing flattening of the yield curve. And I think that is a reflection of the two deleveraging strategies that we executed in the fourth quarter of last year and the first quarter of this year.
Strong fee income growth, particularly on the deposit services area, continues to help that grow much faster than our expense growth. The last thing that I thought I would mention would be to — on earnings guidance for 2006. The street estimates currently are out there at $2.67 a share. We think that reflects our core earnings-per-share growth, which we’re anticipating of about 8%, and a dilution of $0.02 as a result of Hudson United being closed at March 31.
I think we are pleased to say that the integration efforts with Hudson are going extremely well. Our applications have been filed with the regulatory authorities. We have also filed the S-4 registration statement with the SEC. It is highly likely now that we will be able to close this transaction sooner than originally anticipated, perhaps as early as the beginning of the first quarter of this year, which would be a great plus for us. However, it does have an interim short-term effect of about $0.02 of additional dilution by closing it three months earlier.
And the other guidance that we would also give is that we believe today that the impact of adopting the new stock option rules will have about a 3% dilution effect, which is lower than we had originally estimated of about $0.05. So when you take into account these two items, the $2.67 I think is perhaps a good core growth, but does not take into account the additional dilution of closing earlier in Hudson or the stock option switch. Back to you, Bill.
William Ryan: Thanks, Peter. Finally, I will comment on — our cash ROA is 164% versus 149% third quarter of last year, and cash ROE of 29.39% versus 26.87% third quarter last year. So the cash ROA and ROE numbers have gone up nicely year to year, so we are pleased with that.

I also want to reiterate what Peter said. We have had great success working closely with the Hudson United people and Ken Nielsen has made its staff available and they have been real easy to deal with. So we are continuing to be very optimistic about the Hudson United transaction as we look through 2006 and 2007, and I think we will be able to hit the wall running very nicely. So we are pleased with that. With that, Peter, do you have one more comment?
Peter Verrill: Yes, I did. I just want to clarify. I think I misspoke when I was talking about the stock option expense impact. I think I said 3%; I meant $0.03 per share.
William Ryan: So $0.03 to $0.05 is the number on that stock option expense increase.
Peter Verrill: I think it’s closer to 3.
William Ryan: Closer to $0.03, good. With that, we’re very pleased with the quarter. It is always a challenge, but I think the balance sheet is positioned well for the challenge. Hudson United is going very, very well from our standpoint and we’re really looking forward to an earlier closing as Peter said next year which may impact a little bit of next year in a negative way, but very positive for us to get this franchise moving the way we’d like to. So with that, I will stop now ask if there are any questions on our third quarter earnings release.
+++ q-and-a
Operator: (Operator Instructions). Adam Barkstrom, Legg Mason.
Adam Barkstrom: Peter, I wanted to go through one more thing I needed some clarification on. You just kind of went through the EPS stuff a little fast for me. Did you say initially $0.02 dilution for Hudson United, and then another $0.02 on top of that for closing the deal early, or was that the same $0.02?
Peter Verrill: What I was saying, Adam, was that I think the street estimate already had taken into account the original $0.02 dilution about their model then as of March 31. But there would be an additional $0.02 if in fact we do close in the beginning of the first quarter.
Adam Barkstrom: What are the odds that you’re going to close early on that?
Peter Verrill: Obviously you never know because we haven’t finalize our S-4 registration statement. But my guess is that it’s more likely than not that we’re going to close earlier than originally modeled.
Adam Barkstrom: And then to switch gears on you, Bill, you referred to residential mortgages and mortgage-backed securities running off and decided not to reinvest. And unless I’m looking at the wrong number, it looked like end of period investment security balances actually went up linked-quarter. What am I missing there?
Peter Verrill: So what we were talking about was the average balances. So in the early part of the quarter when rates were particularly low, we didn’t want to be in the market buying securities. So we bought them more towards the end of the period. So the average numbers are down on a linked-quarter basis period and you’re starting to see them pick up again.
Adam Barkstrom: Okay, but because of the deposit growth and I guess the slowdown in loan growth towards the end of the quarter, you had to put the money somewhere, and that’s where it went?
William Ryan: Yes, that’s exactly where we would put it, yes.
Adam Barkstrom: I may have missed some of the beginning, but you started talking about deposit growth particularly strong in Connecticut and Massachusetts. I wanted to see if we could get some more color on that. I mean what we’re seeing across, or at least what I’ve seen across the industry, so far this quarter is that deposit growth — one, deposit growth has been very tough for the group. And then also, deposit service charges, which you guys were up nicely as well, that has been a challenge for the group seemingly this quarter. What’s going on differently for you guys?
William Ryan: What we did is for really the first two quarters, we kept our deposit rates very low. And our average cost of funds at 1.81%, I saw a recent report, is about the second lowest of the top 50 banks. So we were very tight in trying to get that margin to 4%. Once we got the margin to 4%, we started to do some marketing programs again and pay more competitive rates. And those marketing programs have kicked in by opening up 79,000 new core deposit accounts in the third quarter. 79,000 accounts in one quarter is a lot for us, and that is where this activity has come from. Just opening up those many accounts, running some marketing programs, some advertising, being open late on Thursday nights, 7 to 7 on Thursdays — all of that has generated this additional activity.
I think the other banks, Adam, were probably more aggressive earlier in the year in doing things and now have backed off where we weren’t aggressive early in the year and now we’re being aggressive. So we’re not seeing as much competition in terms of marketing programs for deposits today than we would have seen a quarter or two ago. I think our numbers are strong today and they weren’t strong for the first two quarters and that’s the reverse of the other peer banks.
Adam Barkstrom: So given that, you think you feel pretty good about holding onto this margin going into the third quarter?
Peter Verrill: I think the margin will come down another couple of basis points, but I think we will hold the 4% and we’re going to continue to do the marketing program. So I would anticipate deposit growth will be good, margin will come down a few basis points and we’ll feel very good about both of those events.
Adam Barkstrom: One last question. Asset quality, still pretty minimal, but nonetheless, net charge-offs went up and you built reserves by a basis point. Anything to read into that?
William Ryan: No, not at all. I think we’re still in a very good place. We’re looking forward and looking at projects and we don’t see anything on the horizon that’s causing a big problem. We’re reading all the articles that you guys are reading, talking about reserves will have to be added at a later date. Maybe they will, but we don’t see it happening in the near future in the next couple of quarters. The portfolio looks pretty clean and very pristine, so there is no trends there at all Adam.
Peter Verrill: If I may just add, Adam, although net charge-offs were up a little bit over the linked-quarter, they were down compared to the previous three quarters to that. That’s really significant. So I think last quarter was kind of an aberration a little bit when we had only $3.5 million in charge-offs.
Adam Barkstrom: Yes, looking back, your run rate looks like it’s kind of 28 to 25 (indiscernible). Thank you.
Operator: Ryan Kelley, FBR.
Ryan Kelley: A couple of smaller questions and a larger one. First of all, thanks for the guidance on ‘06, Peter. I was just wondering if you could also give us a little guidance on net interest margin going forward?
Peter Verrill: You’re really pressing your luck. Again, assuming a relatively flat yield curve but not a significantly different yield curve than it is today, we would anticipate to be able to maintain a margin at or above 4%. However, if significant events occurred that either got into an extremely flat or inverted yield curve, I think there would be an opportunity there that perhaps we’d go under 4%. But we’ve taken a lot of measures over the last year to try to mitigate the impact of changing interest rates on our margin through the deleveraging programs. But, again, assuming that sort of a yield curve as to where we are today, we would hope to maintain 4%.
William Ryan: It would be nice, Ryan, if we could hold that 4%, and time will tell. We will see what happens.
Ryan Kelley: Okay, great. And then just linked-quarter, the salaries and the occupancy lines were both down nicely. I’m just wondering if there’s anything one-time there, or if that’s a good run rate to use going forward?
William Ryan: The salaries are down because obviously we’re adjusting our compensation bonus payments based on performance. So that’s the reason on the salary part. On the occupancy part, Steve, do you have any comments on that? No, we’re not aware of anything —.
Steve Boyle: The biggest thing is that we have snow removal, and those kinds of things obviously are pretty light in the summer. So I think if you look back, typically the third quarter is our lowest quarter for occupancy, and then there’s no one-times or anything like that.
William Ryan: There’s nothing in there, and obviously the occupancy expenses probably will pick up in the fourth quarter as we make a mention of something like snow removal.
Ryan Kelley: Okay and then finally, a question for you Bill. With the HU acquisition potentially closing earlier and even before that, can you just talk about your appetite for acquisitions right now, if you’re still waiting until the HU acquisition is done before looking at any new acquisitions?
William Ryan: Yes. We’re still waiting. We really want to complete the Hudson United and do it right, so we’re still waiting on that completion. I hope we can be busy next year, but it will have to wait until next year.
Ryan Kelley: And even if there is just a great franchise that you had potentially been looking at for awhile and it was coming up for sale, you still would probably wait until next year?
William Ryan: No. I never say never, and if something spectacular occurred or something was available that we thought was perfect, we would try to find a way to do it, Ryan. But I don’t see that happening in the near future and I think we will probably wait until next year and pick up the activity then.
Ryan Kelley: Great, thank you very much.
Operator: Jared Shaw, KBW.
Jared Shaw: Hi, good morning. Actually my questions were answered.
Operator: Mark Fitzgibbon, Sandler O’Neill.
Mark Fitzgibbon: Good morning, Bill. The first question I had for you — am I correct in assuming that neither TD or Banknorth would be been in buying any BNK shares prior to the closing of the HU deal?
William Ryan: You’re absolutely correct. When we sat down with our lawyers, they scared the hell out of us in terms of there may be a week or two there that maybe you could do something, but they viewed it as taking a risk that the SEC would look at it incorrectly. Neither one of us have been buying our own shares and we won’t be buying the shares until after we complete Hudson United. I viewed this as a positive for next year, Mark, in that we have not been buying our shares back of late. But obviously after the Hudson United transaction, we will have the opportunity to do that if that is what we want to do. So that’s exactly the way we’ll handle it.
Mark Fitzgibbon: Then the second question is — Hudson United reported earnings this morning, and it looked like on a core basis that they missed the consensus by about $0.10. First, any comments on that? And second, was it consistent with what you all were projecting?
William Ryan: Yes. It was very consistent with what we were projecting in our model and the things that are happening at Hudson United generally do happen as the company has sold itself. And they are looking if there are pimples and warts and correcting them to some degree. But all of those events in their earnings we were fully aware of and picked up in our due diligence with them, so there were no surprises to us.
Mark Fitzgibbon: Thank you.
Operator: Heather, Wolf, Merrill Lynch.
Heather Wolf: I’m just curious about the comments regarding HU dilution. And I am just curious why, if you closed the transaction just a month or two earlier, why the EPS dilution would double?
Peter Verrill: Basically, Heather, you’re not going to have any cost saves. We’re going to have the same conversion date mid-May, and we’re going to have the expenses earlier.
William Ryan: In other words, we close the transaction let’s say in January, Heather. All of that staff that they have are expenses savings if 25 or 26%. They’re going to be on the books longer or our books then. If we closed it in March, they would have been on Hudson United’s books. If they closed in January, they’re on our books. Those people won’t leave until after the conversion is done in May. So it’s an extra month or two or maybe three of fairly substantial people expenses that will be on our books.
Heather Wolf: Okay, but you’re not going to move up the conversion then?
William Ryan: No, and that’s the difference. If we could move up the conversion and feel comfortable, that would be a different story. It wouldn’t be, but we don’t want to touch that conversion date. We need that long weekend to do it right. And even though it may cost us a little bit up-front, we would rather do that and do the conversion as we have been planning it.
Heather Wolf: Got it, and just one other question. On your other non-interest income, you had a good sequential pop in that line item. Can you give us a little more color on what that is?
William Ryan: Steve, can you add to that for Heather?

Steve Boyle: Yes. We have mortgage banking broken up separately now.
William Ryan: Hold on, Heather, we’re just looking for the material now.
Steve Boyle: I will say two things. One, we had a better quarter in mortgage banking than we’ve had in the past. I can’t remember if we’ve rolled those two lines together or not. And then some of the purchase accounting adjustments that we get for specific reserves that we’ve set up flow-through on that line item as well, and so there was I think an $800,000 or $900,000 improvement in that quarter-over-quarter.
Heather Wolf: And did you have MSR recovery this quarter?
Steve Boyle: No, we actually had MSR impairment of $600,000 on some adjustable-rate mortgages.
Heather Wolf: Great, thank you very much.
Operator: Chris Chouinard, Morgan Stanley.
Chris Chouinard: I was wondering if I could dig into the loan growth trends a little bit more with you. I was wondering on the consumer side, you had very strong growth. Could you break out the growth rates that you saw sequentially in the indirect book versus home equity?
William Ryan: Yes, John Fridlington is going to look for that now. I would estimate with you, I hope I am estimating correctly, probably 10% of that is on the automobile side because we have had a great relationship with automobile dealers over the past few years, and those relationships are really starting to pay off. So on the car side, the business seemed to be very, very strong and probably half of the growth came on the home equity side where, again, we have had good growth on the home equity side, particularly in Maine and New Hampshire. So I think that’s the trend, but John, would you add to that or correct me if I’m wrong?
John Fridlington: You are correct, Bill. And on the indirect side in particular with the specials that the automobile manufacturers had run during the second and third quarters, our volume on indirect paper kind of picked up nicely. It has since tapered off a tad because some of those programs ended, but still running at its normal rate, but that was one of the drivers on that piece of it. And we have also had some aggressive home equity offerings from a marketing standpoint. We’ve increased our marketing, and that’s starting to drive some volume as well.
William Ryan: Chris, I see the home equity and automobile piece as great potential on the Hudson United franchise, because even though they do some business in those businesses, they really don’t do a lot. And when you look at the geography of New York, New Jersey and Pennsylvania and Southern Connecticut, we see that as great potential.

So we’re going into that transaction having continued to come off strong momentum in what we’re doing. And we’ve recently hired a fellow from Pennsylvania on the automobile side who should pay dividends.
So I think those trends will continue, although I don’t think 16% growth is real. It’s more to that 10% number that we’ve talked about. So it looks like 8% on the commercial side, 10 or 12 on the automobile side. Maybe we’ll get to 10% next year, I don’t think so. I think it’s going to be closer to 8 to 10 in that range.
Chris Chouinard: Bill, on the commercial side this quarter, a lot of — auto dealers generally reduced their inventories to very low levels following this employee pricing initiative this summer. Did you see an abnormal — did an abnormally sort of strong seasonality in the floor plan loans at all impact your C&I growth numbers?
Peter Verrill: We actually have de minimus levels of floor plan financing, so we really did not see that impact. We do have a couple of credits, but not enough to impact the balances in general on that commercial portfolio.
Chris Chouinard: And if you will allow me one more, I was just wondering if you could share with us some of the trends on non-interest bearing deposit growth, which was strong this quarter. If you can share commercial versus consumer, what was necessarily driving those and if there was any sort of regional trends to those balances specifically?
John Fridlington: Yes, Chris. I think that we saw pretty good balance growth across the board, both on the commercial and the retail side. There wasn’t one area in particular that stood out.
William Ryan: I think on the marketing side of deposit growth, we have had this 7 to 7 open on Thursday evening with specials each Thursday, and we also had some other marketing programs tied to branch giveaways and so forth. And I think that’s driving it on the retail side. On the commercial side, small-business commercial lending continues to grow and they usually fund their loan balances, average loan of about $41,000, with deposits. And again, we had some good giveaways there and that is has worked pretty well. So I think it’s more marketing driven where we’re spending more marketing money on these programs. And at a time when our peers spent a lot of marketing moneys in the first two quarters, but it has slowed down now. So many times, we’re the only bank out there in the newspaper and I think that has been helpful to us this quarter.
John Fridlington: Chris the other impact is, we do get a seasonal nature in some of our commercial DDA accounts, and typically, summer, early fall are good times from a deposit growth standpoint, and then it tapers off as we get towards the end of the year. And actually sometimes, it will go negative in the early part of a year. So it was the right time seasonally as well.
Chris Chouinard: Any changes in the fee structure at all? I know a lot of banks have kind of over the summer it seems like adjusted their NSF fee pricing. Have you guys —?

William Ryan: No, we’ve had no adjustments there. But as you know we did put in a fix I think it was June 1 on NSF fees at the ATMs. So that was a very positive effect. We were the only major bank that we knew that was not allowing people to overdraw their accounts at the ATMs. And that went in in June, and that has added probably at least 2 or $300,000 a month in added fees, even more than that, and that has been the only change.
Chris Chouinard: Great, thank you very much.
Operator: Tony Davis, Ryan Beck.
Tony Davis: Just some color, Bill, request here on — a little more I guess viewpoint here on the integration planning. How much time — you have — what’s your organization I guess at this point in terms of integrating Hudson United?
William Ryan: We’re very pleased at where we are right now. We announced when we did the transaction that Wendy Suehrstadt was going to be down there as the CEO. She’s spending probably half of her time at least down there working with the people at Hudson United. Those people have been very supportive. They have been a pleasure to work with. So we have pretty good plans already in place on how we’re going to grow the average branch deposit size, which we said is the key element there.
Hudson United had a study done by a former executive at Greenpoint recently and they are implementing that study and growing their own deposits. So we feel like we’re in good shape in terms of the integration because when January or February come and they are part of our company, Wendy will have been working with their executives for several months really in complementing these plans. We are also seeing their turnovers start to get reduced as their people are saying to themselves, well let’s wait and see and why don’t we be part of this. We have had a number of senior staff meetings. I’ve attended many meetings myself in New Jersey with the senior staff of Hudson United. So we’re feeling pretty good that the problem areas have been identified. You have seen Hudson this quarter react to some of them. The positive potential areas have been identified and we will take advantage of that next year.
So from an integration standpoint, we’re feeling very, very good. The other thing we feel good about is — Metavante is a company that is committed to doing this right. They do business with both of our companies and we converted off of Metavante recently at Andover Savings Bank. So everything is really going very, very well at this point. Peter, you want to add anything to that?
Peter Verrill: Just one thing, Bill, if I may. In terms of the actual integration effort as Steve mentioned earlier, they are on plan, they are on target. We have been able through the last couple of months confirm the cost base that we estimated in our model of 25% and we feel very confident they will be attained. We’re still planning on a May conversion, which would mean that those cost saves would be in effect 100% or just about 100% beginning July 1. So we feel very good about the integration efforts going forward.
Tony Davis: Nothing new from a due diligence standpoint in terms of credit quality?
William Ryan: No, not at all, no. The credit quality has held up very well and we like their lenders and they have a very experienced crew and we’re hoping to keep all of them.
Tony Davis: Thanks.
Operator: John Fox, Fenimore Asset Management.
John Fox: I have a few questions. On the 8%-plus loan growth next year, what does that assume for residential? Does that continue to run off?
William Ryan: Yes. I think residential going to run off or be flat. It probably has run off enough where it’s probably flat, maybe down a little bit, not as much as in the previous two years. And we are really looking at commercial growth probably in that 8% range, consumer growth in the 10% range and overall we’ll come up with loan growth in that 8 to 10% range.
Peter Verrill: I just might want to add one point to that.
William Ryan: Peter is going to tone me down right now, I can tell.
John Fox: That’s fine.
Peter Verrill: I think with the commercial loan growth of about 8% or so and consumer (indiscernible) a little bit higher, with residential as flat, I think overall it’s going to be closer to 6 to 8% overall. But when we really talked about loan growth, we really talked about commercial and consumer and that’s what’s going to be in the 8 to 10% range.
William Ryan: Good point. We usually leave residential out.
John Fox: Okay, that’s why I wanted to ask. On the buyback, I know you are out with HUBCO, but after that, what are the parameters? What you targeting for tangible? Are there any issues with TD’s ownership? What can you do on stock buyback?
William Ryan: As we mentioned in the Hudson United transaction, we announced that we modeled in 8.5 million share buyback, which we will certainly do next year since this was announced in our plan. Our Tier 1 capital ratio, we like it to be between 5 and 6%, closer to 6 than 5 and I think we will have to look at what next year brings us. In other words, if there’s acquisitions to do with cash, maybe we use our monies for that. But my sense is today knowing what we’re doing, there will be some cash available for buybacks next year. But it’s really too early, John, to be too specific about it. It’s hard to put numbers on it at this point. But as you know, we’ve had a history of buying back shares and I cannot imagine that history won’t continue.
John Fox: Okay. On the credit side, this is another looking into the future question, but Bill you’ve talked in the past given your geography that winter could be a tough time with heating bills and energy costs. And this is obviously the worst we have ever seen in terms of natural gas. How do you feel about credit? Are you doing anything at this point to think about some of your customers or heating bills?
William Ryan: Yes. We have been doing a lot of modeling on the effects of higher oil prices. And at this point being fairly conservative in the underwriting of these credits, nothing shows itself to be a problem going out for the next couple of quarters. That said though, I think it’s going to be a tough winter with heating prices and I think we will have to watch it closely. But we don’t see any run-up at this point of the non-performings as a result of recent events. But, John, do want to add to that comment at all?
John Fridlington: No, I think I would echo that and no signs yet, although obviously it’s way too early to see those signs. If we found that our borrowers were suffering some discomfort that way, obviously there are ways to deal with that from working with those borrowers to get them through the troubled period and so forth. But again, I think the primary point is, the underwriting has been very conservative in that portfolio and delinquency on consumer loans is currently running under 1%, where it has really been in that 1% or under range now for a good six months or more. Net charge-offs are running at a run rate of about — I think it’s about 50 some-odd basis points on average. So all of those are very good numbers, give us a little bit of leeway if we needed it.
But again, I think the way Tom and his group have underwritten those loans, they’re well structured and if we see a ripple, it’s not going to be much. And if it is, we will deal with it.
John Fox: Okay, thank you.
Operator: Lee Calfo, Cohen Brothers.
Lee Calfo: Good morning. Two quick follow-ups on the loan growth. The fact that you are targeting 8 to 10% for commercial and consumer next year, would you say that it’s slower than it has been historically, characterize it more due to competitive factors and interest rates, what people are pricing loans at? Or do you think that there’s some slower growth you’re seeing next year just overall on some of your markets than in the past?
William Ryan: Yes. I think it is a little bit slower, not a lot slower. But I think it’s slower because of the things we’ve talked about — high oil prices, an economy that people are still wondering where it’s going to do, the margin compression with the rate scenarios that exist. So I think it is a little bit slower. Lucky for us, we have been expanding in Massachusetts and in Connecticut, so we’re in markets that we’re fairly new in, so we probably still can have some good success there. What I don’t know which I think will be more positive than our numbers reflect, is when we get into HUBCO and we’re there for a year, so it’s probably 2007, I think we will have good loan growth in all of the categories. But I would agree with you that it’s slowing down a little bit. Part of it is competition. The competitors we compete with are very aggressive. Everybody is trying to grow their loan portfolio. So I think it’s a little bit of high oil prices, economic conditions, rate scenarios and competition. But it is a bit slower than we are used to, no doubt about it.
Lee Calfo: And you touched on the subject of my next question, which was Hudson United. You’ve talked a lot about the deposit growth and the opportunities there, which is easier to see. But on the loan side if you’re going to start the transaction a little bit sooner, do you think there’s an opportunity maybe to do a good job on the loan side and get some more organic growth out of the franchise in ‘06 if you close it a little sooner?
William Ryan: I think if we close it a little sooner, maybe by the end of ‘06, we will be in a good position and have better loan growth. I would like to hope that is the case, but I’m not going to put any money on it today or throw out any numbers you just don’t not know. But the other side of that would be just that. We may have more expenses up front on our books for an extra month or two, but by the end of next year if we’re doing our job as well as I hope we do it, we may see loan growth pick up a little bit sooner. No doubt about it.
Lee Calfo: Thanks, Bill.
Operator: (Operator Instructions). Susan Cohen, Dundee Securities.
Susan Cohen: You’re getting new depositors into your branches. Any evidence that they’re buying any additional products at this point?
William Ryan: Not yet, Susan. I think it’s too soon to tell. I think our normal scenario would be open up a checking account, give them a debit card and have them add to that with a savings account, but it really is too soon. Usually when you open up 79,000 accounts in one quarter, you will see that cross-sell come in future quarters. So too early to tell. But I would be surprised if we don’t have the success. We average about 3.8 services per customer, so I cannot imagine that these customers coming in this quarter won’t get in or two more quarters won’t have three to four services with us.
Susan Cohen: Secondly, any developments with respect to cross-selling TD Waterhouse products in any of your branches?
William Ryan: As you know, we have a test going on now in Braintree where we’re in the same facility. And again, it’s too early to tell. That branch just opened in July, so I want to wait another couple of months to give that an opportunity. Again, I will stick my neck out. I can’t imagine it won’t be successful, but we need a few more months to tell.
Susan Cohen: Thank you.

Operator: (Operator Instructions). Sir, we have no further questions at this time. Back over to you for any further remarks.
William Ryan: Thank you very much for being on the call. Again, we’re moving forward consistently and doing what we think we should be doing. And we are pleased again with our results, and we will talk to you again at the end of the fourth quarter. Thank you all very much.
Operator: Ladies and gentlemen, we thank you for your participation in today’s conference. This concludes your presentation and you may now disconnect.